                 ZHONE TECHNOLOGIES ANNOUNCES ONE-DAY EXTENSION
                      OF OFFER FOR PREMISYS COMMUNICATIONS

OAKLAND, Calif., Dec. 7, 1999 -- Zhone Technologies, Inc. today announced that it has extended the expiration date of the cash tender offer of its wholly owned subsidiary, Zhone Acquisition Corp., to acquire any and all outstanding shares of common stock of Premisys Communications, Inc. (NASDAQ: PRMS) at a price of $10.00 per share to 12:00 midnight, New York City time, on Tuesday, December 7, 1999. The offer had been previously set to expire at 12:00 midnight, New York City time, on Monday, December 6, 1999. As of 12:00 midnight, New York City time, on December 6, 1999, a total of 20,569,507 shares of Premisys Communications common stock had been validly tendered and not withdrawn in the offer (including 398,775 shares subject to guarantees of delivery) representing approximately 84.6% of the outstanding shares of common stock of Premisys Communications.

Although the number of shares tendered in the offer exceeds Zhone's minimum condition in the offer, Zhone has elected to extend the offer to provide Premisys' stockholders additional time to tender their shares. If Zhone's ownership interest in Premisys following completion of the offer exceeds 90% of Premisys' outstanding common stock, Zhone intends to effect a short-form merger in accordance with Delaware and Texas law, pursuant to which it will acquire the balance of the outstanding shares of Premisys common stock for the same consideration. If Zhone receives at least 85%, but not 90%, of the outstanding shares of Premisys common stock, Zhone may elect to exercise the option previously granted to it by Premisys to purchase sufficient additional shares at a price of $10.00 per share to increase Zhone's ownership level to at least 90% of Premisys' outstanding common stock, after which it would effect the short-form merger. By effecting a short-form merger, Zhone will be able to complete the acquisition of Premisys and pay for the remaining shares of Premisys common stock more quickly.

About Zhone Technologies, Inc.

Founded in September 1999 and based in Oakland, Calif., Zhone Technologies is a new breed of equipment provider with a new vision of product development, delivery, and support for telecommunications carriers worldwide. Starting with an unprecedented $500 million in funding, Zhone's strategy is to combine existing solutions with Zhone intellectual property to create a product portfolio that is purpose-built to supply multi-million-user next-generation networks with a rich array of voice, video, Internet, and entertainment services cost effectively. The company was founded by the senior management team that grew telecommunications pioneer Ascend Communications, Inc., from its startup roots to a multi-billion-dollar company that was acquired by Lucent Technologies (NYSE: LU) for $24 billion in September 1999. Zhone's initial investors include Kohlberg Kravis Roberts & Co., Texas Pacific Group, and New Enterprise Associates.

For more information about Zhone Technologies, consult the company website at www.zhone.com.

About Premisys Communications, Inc.

Premisys Communications, Inc., based in Fremont, Calif., pioneered development of integrated access solutions for telecommunications service providers. Today, Premisys, an ISO 9001 certified company, leads the industry worldwide with a growing family of access products, featuring its Integrated Multiple Access Communications Server (IMACS). Premisys' products allow service providers to quickly and cost-effectively accommodate the growing demand from businesses for voice, data, and video communications services. More information about Premisys Communications and its products is available on its Web site (www.premisys.com) and by contacting its Fremont headquarters (510/353-7600).

-------
CONTACT:
         Zhone Technologies
         Tim Donovan, 510/777-7020
         tdonovan@zhone.com